September 8, 2025

David Sealock
Chief Executive Officer
Sky Quarry Inc.
707 W 700 S., Suite 101
Woods Cross, UT 84087

       Re: Sky Quarry Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           File No. 001-42296
Dear David Sealock:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation